UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 28, 2011

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the press release dated 28 March 2011 entitled “NXP Announces

Secondary Offering of 25 Million Shares of Common Stock by Certain Selling

Shareholders”.

Exhibits

1.	press release dated 28 March 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 28th day of March 2011.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Announces Secondary Offering of 25 Million Shares of Common Stock by Certain Selling Shareholders

Eindhoven, The Netherlands – March 28, 2011 – NXP Semiconductors N.V. (NASDAQ: NXPI) announced today that certain of its shareholders intend to offer in a secondary offering, subject to market and other conditions, approximately 25 million shares of its common stock pursuant to a registration statement filed with the Securities and Exchange Commission in the United States. NXP will not receive any proceeds from the proposed offering. Credit Suisse Securities (USA) LLC, Goldman Sachs & Co., Morgan Stanley & Co. Incorporated, Bank of America and Barclays Capital Inc, were appointed as book runners for this offering.

A copy of the prospectus relating to the offering may be obtained by contacting: Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, New York 10010, United States, Prospectus Department, Phone: +1 212 325 2000, Fax: +1 212 325 6665; Goldman, Sachs & Co., 200 West Street, New York, New York 10282, United States, Prospectus Department, Phone: +1 866 471 2526, Fax: +1 212 902 9316; Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, United States, Prospectus Department, Phone: +1 212 761 4000, Fax: +1 212 761 0086; BofA Merrill Lynch, 4 World Financial Center, New York, New York 10080, United States, Prospectus Department, E-mail: dg.prospectus_requests@baml.com; Barclays Capital Inc., c/o Broadridge Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, New York 11717, United States, E-mail: Barclaysprospectus@broadridge.com, Phone: +1 888 603-5847.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

European Economic Area

This document does not constitute an offer to sell or solicitation of an offer to purchase any common stock in the European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the offering of common stock will not be made to the public in that Relevant Member State, except, with effect from and including the Relevant Implementation Date:

(i) to qualified investors (as defined in the Prospectus Directive or implementing legislation in the Relevant Member State) (“Qualified Investors”);

(ii) to fewer than 100 natural or legal persons (other than Qualified Investors); or

(iii) in any other circumstances which do not require the publication by NXP of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision and when used elsewhere in this announcement, the expression an “offer of common stock to the public”, or any similar expression, in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offering and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in that Relevant

Member State. The expression “Prospectus Directive” when used in this announcement means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This press release is not for distribution to any Italian person or any address in the Republic of Italy.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and our financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available from on our Investor Relations website, http://www.nxp.com/investor or from the SEC website, http://www.sec.gov.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 30 countries, NXP posted revenue of $4.4 billion in 2010. For more information visit www.nxp.com.

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 474 5111

Albert Hollema

albert.hollema@nxp.com

+31 40 27 25610

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31 40 27 25202